SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

November 15, 2010

BP AGREES SALE OF FIVE SOUTHERN AFRICAN
MARKETING BUSINESSES TO PUMA ENERGY

BP today announced that it has agreed to sell its fuels marketing businesses in Namibia, Botswana and Zambia to Puma Energy. BP also announced that it has agreed to sell its 50% interest in each of BP Malawi and BP Tanzania to Puma Energy, subject to the pre-emption rights of its co-shareholders (Press Corporation Limited in Malawi and the Government of Tanzania in Tanzania).

The decision to divest these businesses, which was first announced by BP in March 2010, followed a strategic review of BP's southern African refining and marketing businesses. The sales do not include BP's refining and marketing businesses in Mozambique or South Africa.

Puma Energy, which is already involved in a number of strategic partnerships in the sub-Saharan downstream sector, has confirmed that Angola's state-owned petroleum company, Sonangol (Sociedade de Combustíveis de Angola), intends to take a 10% stake in the acquired businesses.

Pierre Eladari, chairman of Puma Energy, said: "We targeted the BP portfolio for the outstanding quality of its staff and assets, its key account customer base and for the strategic fit with our existing businesses in Mozambique, the Democratic Republic of Congo and Angola. As such, I am very pleased to have been able to conclude this deal with BP alongside our partners, Sonangol."

Puma Energy has agreed to pay BP a total of $296 million in cash, subject to certain post-completion price adjustments, for all of BP's interests in BP Namibia (100 per cent share), BP Botswana (100 per cent), BP Zambia (75 per cent), BP Malawi (50 per cent), and BP Tanzania (50 per cent).

The sale in each country is subject to different regulatory approvals as required and it is expected that sale of BP Botswana will complete in 2010 with completion in the other countries to take place in 2011.

"With the experience and existing businesses of their owners in the region and elsewhere , we believe that Puma Energy should be able to build on these good assets and grow the businesses further in line with the strong economic outlook for the area and in the best interests of all key stakeholders," said Sipho Maseko, CEO of BP Southern Africa.

The five businesses in which BP is selling its interests supply commercial fuels, aviation fuel, lubricants, and a total of almost 190 service stations across the five countries. They also own and operate storage depots and, in Namibia, an import terminal and, in total, employ some 402 staff.

Notes to News Editors:

About BP Southern Africa

The BP Africa region consists of the company's downstream operations in Namibia, Botswana, Mozambique, South Africa, Tanzania, Malawi and Zambia which employ approximately 1,760 staff. In addition, the company is engaged in oil and gas exploration activities in Angola, Algeria, Egypt and Libya.

Downstream infrastructure in the region includes some 29 depots and terminals, more than 800 retail sites and the largest refinery in the region co-owned with Shell.

About Puma Energy

Puma Energy was formed in 1997, and has grown rapidly to become one of the largest independent downstream companies. Headquartered in Switzerland, Puma Energy currently operates in over 25 countries worldwide. Puma Energy is a subsidiary of Trafigura Beheer B.V.

Puma Energy first entered the African downstream sector in Congo in 2002, before expanding activities into Ghana, Mozambique, Nigeria, Ivory Coast, DRC and Angola. In developing this business, Puma Energy has become one of the largest investors within the sub-Saharan downstream sector, often in strategic partnership with governments, national oil companies and independents alike.

Further enquiries:

BP press office London: +44 (0)20 7496 4076, bppress@bp.com
Joe Mahlo, BP South Africa: +27 11 488 5390; mobile: +27 83 401 6000; joe.mahlo@za.bp.com (for southern African journalists calls)

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 November 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary